June 29, 2005

By Facsimile and U.S. Mail

James W. Stevens, Esq.
Richard R. Cheatham, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309

	Re:	Community Banks of Georgia, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A
		Schedule 13E-3, Amendment No. 1
Filed by Community Banks of Georgia, Inc., CBG Interim
Corporation,
John T. Trammell, Mickey Dunn, Frank Eubanks, Robert James, Donald Keeter, Boyd Lee Mulins, Pierce Neese & Geraldine Moody
		Filed June 17, 2005

Dear Messrs. Stevens and Cheatham:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3.

General
1. We note that the filing persons have provided the statement requested in the closing of our prior letter on a supplemental basis.
Please file the statement in EDGAR as "CORRESP."

Schedule 13E-3
2. We reissue comment 1. The correct fee rate is found in Exchange
Act Section 13(e). Rule 0-11(b) details how to value the amount of securities to be acquired in the transaction, e.g. value securities to be acquired for cash by the cash to be paid to acquire them.
In
addition, it is unclear why you have reduced the fee as described in the note to the table.

Preliminary Proxy Statement on Schedule 14A
3. We reissue comment 2. Please revise the form of proxy to clarify that it is in preliminary form.


Introduction, page i
4. We reissue comment 4. The summary term sheet must contain a brief summary of the most material terms of the transaction, such as each filing persons fairness determination with respect to each group of unaffiliated security holders. Please revise the summary to include this information. Also, please rearrange the document so that the summary term sheet is on the first page after any notice required by state law. The special factors section should immediately follow the summary term sheet. See Rule 13e-3(e)(1)(i) and (ii) and Instruction
2 to Item 1001 of Regulation M-A.

Background and Procedures, page 8
5. Disclose your response to comment 11 in the document to be disseminated to security holders, as well as the identity of the filing person(s) who engaged in the transaction(s). Refer to Item 1002(f) and 1014 of Regulation M-A.

Determination of Fairness by the Board of Directors of the Company, page 10
6. We reissue comment 12. Here and on page 13 you continue to state that the transaction is fair to "continuing and noncontinuing shareholders of the Company, whether affiliates of the Company or not." Item 1014 of Regulation M-A requires each filing person to make a fairness determination with respect to each group of "unaffiliated security holders."
7. We reissue comments 13 and 14. Please address each factor in Instruction 2 to Item 1014, such as current and historical stock prices and recent stock purchases identified in response to Item 1002(f) of Regulation M-A, in sufficient detail. The factors considered in determining fairness must be explained in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as "the current and historical financial performance of the Company, including the Company`s growth and its earnings" are not acceptable. See Instruction 3 to Item 1014 of Regulation M-A. Revise this section to provide additional detail regarding what information the board considered. For example, disclose the net book value, going concern value and liquidation value considered by the board. Also explain what consideration the board gave to the factors listed, e.g. explain how each of the factors listed supports or does not support the fairness of the merger.
8. We reissue comment 18. Please clarify how each filing person made a procedural fairness determination despite the absence of the procedural safeguards in Item 1014.
Determination of Fairness by Interim and Other Company Affiliates, page 12
9. We reissue comment 19 because the discussion adopted by the filing persons in this section is not complete.

Report of the Financial Advisor, page 13
10. We reissue comment 21.  Please disclose the method of
selection
of the financial advisor as required by Item 1015(b)(3) of
Regulation
M-A.
11. Please disclose the supplemental response to comments 23, 24
and
27.
12. We note your responses to comments 25 and 26.  Revise to disclose
the comparable companies or provide a cross-reference to this list and disclose the ranges of values in response to comment 26 in the summary of the financial advisor`s report.
Federal Income Tax Consequences, page 18
13. Please tell us why you have deleted disclosure in the tax section.
Conditions and Regulatory Approvals, page 21
14. We reissue comment 31. The disclosure on page 21 states that "[c]onsummation of the reorganization is subject to the approval of our shareholders at the special meeting, the absence of any
required
consents or approvals that remain outstanding . . . ."  Please revise
to specify the approvals and consents necessary to consummate the transaction.

Market for Common Stock and Dividends, page 23
15. We reissue comment 33. Please provide additional details regarding each of the transactions, including the form of transaction, e.g. open market purchase or sale, negotiated transaction, etc., the date of each transaction and the identity the filing person(s) who engaged in each transaction.

General, page 25
16. Please clarify the disclosure on page 26 in light of your supplemental response to comment 36.

*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.
You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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James W. Stevens, Esq.
Richard R. Cheatham, Esq.
June 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE